Exhibit (a)(1)(H)

FOR IMMEDIATE RELEASE

Shepard Urges Holders

of Class B Common Stock

of Donegal Group Inc. (“DGICB”)

to Tender Shares

Chicago, Illinois, March 27, 2013 (NASDAQ: “DGICB”) – On March 20, 2013, Gregory M. Shepard (“Mr. Shepard”) announced a tender offer for 962,636 of the outstanding shares of Class B Common Stock of Donegal Group Inc. (“DGI”) at a price of $30 per Class B share (the “Offer”). The Offer represents approximately a 42% premium to the closing price of DGI Class B shares on NASDAQ on March 19, 2013 – the last full trading day prior to the commencement of the Offer.

Mr. Shepard asks Class B shareholders: “Do you want to receive a premium for your Class B shares?” Mr. Shepard urges Class B shareholders to tender their shares and send a strong message to DGI management of the desire of the Class B shareholders to accept his Offer.

The DGI Board is currently deliberating whether to 1) recommend the Offer, 2) recommend against it, or 3) take no action and remain neutral. The recommendation of the DGI Board is expected on Wednesday, April 3, 2013, on Schedule 14D-9. Mr Shepard asks Class B stockholders to call Don Nikolaus, Chairman and CEO of DGI, at 800-877-0600, and Jeffrey Miller, Senior Vice President and Chief Financial Officer, at 717-426-1931, and urge them to endorse Mr. Shepard’s Offer.

The Offer is not subject to any financing contingency. Other conditions apply to the Offer, including the tender of at least 925,000 Class B shares, insurance and bank regulatory approvals, expiration or early termination of the Hart-Scott-Rodino waiting period, and no litigation involving the Offer. Mr. Shepard is also seeking the appointment of three persons selected by him to the DGI Board and the board of Donegal Mutual Insurance Company (“Donegal Mutual”), as a condition of the Offer, without an increase in the size of each board from 12 directors.

The Offer will expire on April 19, 2013 at 11:59 p.m., New York City time, unless extended. Tenders of shares of DGI’s Class B Common Stock must be made prior to the expiration of the Offer and may be withdrawn at any time prior to the expiration of the Offer. Only shares properly tendered and not properly withdrawn pursuant to the Offer will be purchased. The Offer includes withdrawal rights so that a tendering shareholder can freely withdraw any shares prior to acceptance of such shares for payment under the Offer.

Mr. Shepard is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of DGI, which he acquired at a total cost of $58.6 million. Mr. Shepard has been a Class A and a Class B shareholder of DGI since 2005, and he is now by far DGI’s largest shareholder with the exception of Donegal Mutual.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of DGI. It does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer to Purchase and the related Letter of Transmittal, which contain important information that should be read carefully before any decision is made with respect to the Offer.

The Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery are filed with the SEC and are available through the SEC’s website at http://www.sec.gov/. Any questions or requests for assistance or for additional copies of the Offer to Purchase, the related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below, and copies will be furnished promptly at the Offeror’s expense. The Information Agent for the Offer is: D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005. Banks and Brokerage Firms please call collect: (212) 269-5550. All others call toll-free: (800) 967-5079. Email: information@dfking.com

THE OFFER IS NOT INTENDED TO AND DOES NOT CONSTITUTE (I) A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO THE ANNUAL MEETING OR ANY SPECIAL MEETING OF DGI’S STOCKHOLDERS OR (II) A SOLICITATION OF A CONSENT OR AUTHORIZATION IN THE ABSENCE OF ANY SUCH MEETING.